UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 14)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)*

WEBSENSE, INC.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

947684106

(CUSIP Number)

David K. Robbins, Esq.

Bingham McCutchen LLP

355 South Grand Avenue, 44th Floor

Los Angeles, CA 90071

(213) 680-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 21, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 947684106
1	NAME OF REPORTING PERSONS Shamrock Activist Value Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0 Common Shares*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0 Common Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	See Item 5 hereof.

SCHEDULE 13D

CUSIP No. 947684106
1	NAME OF REPORTING PERSONS Shamrock Activist Value Fund IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0 Common Shares*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0 Common Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	See Item 5 hereof.

SCHEDULE 13D

CUSIP No. 947684106
1	NAME OF REPORTING PERSONS Stanley P. Gold
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0*
	8	SHARED VOTING POWER 61,820 Common Shares*
	9	SOLE DISPOSITIVE POWER 0*
	10	SHARED DISPOSITIVE POWER 61,820 Common Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,820 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.14%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	See Item 5 hereof.

SCHEDULE 13D

CUSIP No. 947684106
1	NAME OF REPORTING PERSONS Shamrock Activist Value Fund GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,352 Common Shares*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,352 Common Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,352 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.03%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	See Item 5 hereof.

SCHEDULE 13D

CUSIP No. 947684106
1	NAME OF REPORTING PERSONS Shamrock Partners Activist Value Fund, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,352 Common Shares*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,352 Common Shares*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,352 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.03%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	See Item 5 hereof.

INTRODUCTION

This statement amends the Schedule 13D, dated October 19, 2007, as amended by Amendment No. 1, dated December 3, 2007, Amendment No. 2, dated January 15, 2008, Amendment No. 3, dated February 13, 2008, Amendment No. 4, dated March 5, 2008, Amendment No. 5, dated August 14, 2008, Amendment No. 6, dated October 3, 2008, Amendment No. 7, dated November 17, 2008, Amendment No. 8, dated December 4, 2008, Amendment No. 9, dated March 26, 2009, Amendment No. 10, dated July 2, 2009, Amendment No. 11, dated March 12, 2010, Amendment No. 12, dated March 19, 2010, and Amendment No. 13, dated April 13, 2010 (as amended, the “Amended Schedule 13D”), except as otherwise noted herein. Capitalized terms used and not otherwise defined in this Amendment No. 14 shall have the meanings set forth in the Amended Schedule 13D.

ITEM 4 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED AND SUPPLEMENTED WITH THE FOLLOWING INFORMATION:

ITEM 4.	Purpose of Transaction.

On April 21, 2010, in connection with redemption requests from partners in the Shamrock Activist Value Fund, the General Partner caused SAVF and SAVF IV to make in-kind distributions to their respective partners totaling in aggregate 2,617,276 Common Shares (the “SAVF Distribution”).

The Reporting Persons have no current plans or proposals with respect to the Company or its securities of the types enumerated in paragraphs (a) through (j) of Item 4 to the form Schedule 13D promulgated under the Act.

ITEM 5 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED AND SUPPLEMENTED WITH THE FOLLOWING INFORMATION:

ITEM 5.	Interests in Securities of the Issuer.

(a), (b) As a result of the SAVF Distribution, (i) SAVF no longer owns any Common Shares and (ii) SAVF IV no longer owns any Common Shares. Accordingly, the Shamrock Activist Value Fund no longer owns any Common Shares.

As a result of the SAVF Distribution, the Shamrock Activist Value Fund distributed in aggregate 12,352 Common Shares to the General Partner in kind, which represents approximately 0.03% of the issued and outstanding Common Shares.

SAVF and SAVF IV are controlled by the General Partner. As a result, each of SAVF and SAVF IV may be deemed members of a group and may be deemed to beneficially own for purposes of Section 13(d) the Common Shares beneficially owned for such purposes by the General Partner or other members of such group. Each of SAVF and SAVF IV disclaims beneficial ownership of any Common Shares owned by the General Partner or other members of such group.

Mr. Gold is a Managing Member of Shamrock Partners, which is the managing member of the General Partner. As a result, Mr. Gold may be deemed to beneficially own for purposes of Section 13(d) the Common Shares that may be deemed to be beneficially owned by such entities. Mr. Gold disclaims beneficial ownership of any Common Shares that may be deemed to be beneficially owned by any of Shamrock Partners or the General Partner.

As a result of the SAVF Distribution and in connection with the redemption of the SAVF limited partnership interest held by Shamrock Holdings of California, Inc., a California corporation (“SHOC”), SAVF distributed 61,820 Common Shares to SHOC in kind, which represents approximately 0.14% of the issued and outstanding Common Shares. All of the capital stock of SHOC is owned by Shamrock Holdings, Inc., a Delaware corporation (“SHI”). Mr. Gold is a director and President of both SHI and SHOC. The Roy Disney Trust and the Patricia Disney Trust each owns 50% of the common stock of SHI. Mr. Gold is the sole trustee of each of the Roy Disney Trust and the Patricia Disney Trust. As a result, Mr. Gold may be deemed to beneficially own for purposes of Section 13(d) the Common Shares that may be deemed to be beneficially owned by such entities.

As the managing member of the General Partner, Shamrock Partners may be deemed to beneficially own the 12,352 Common Shares owned by the General Partner, constituting approximately 0.03% of the issued and outstanding Common Shares. Shamrock Partners has sole voting and dispositive power with respect to the 12,352 Common Shares owned by the General Partner by virtue of its authority to vote and dispose of such Common Shares.

The percentages of ownership figures set forth above and in this response to Items 5(a) and 5(b) assumes that 43,276,718 Common Shares were outstanding as of April 22, 2010, based on the number of Common Shares outstanding as reported by the Company in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 25, 2010.

(c) The information disclosed in Item 4 above is hereby incorporated by reference. Except as referenced above, none of the Reporting Persons beneficially owns any Common Shares or has effected any transactions in the Common Shares since April 13, 2010 (the date the Amended Schedule 13D was last amended).

(d) Not applicable.

(e) On April 21, 2010, the Reporting Persons ceased to be beneficial owners of more than 5% of the issued and outstanding Common Shares of the Company. The reporting obligations of the Reporting Persons with respect to the Common Shares pursuant to Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder are therefore terminated.

ITEM 7 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED AND SUPPLEMENTED WITH THE FOLLOWING INFORMATION:

ITEM 7.	Material to be Filed as Exhibits.

Document

—	Joint Filing Agreement, dated March 12, 2010, among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund IV, L.P., Stanley P. Gold, Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C. (incorporated by reference to Exhibit 18 to Amendment No. 11 to the Schedule 13D relating to the Common Shares of the Company, filed March 12, 2010 by the Reporting Persons with the United States Securities and Exchange Commission).

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: April 22, 2010

SHAMROCK ACTIVIST VALUE FUND, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Stanley P. Gold
Name:	Stanley P. Gold
Title:	President

SHAMROCK ACTIVIST VALUE FUND IV, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Stanley P. Gold
Name:	Stanley P. Gold
Title:	President

/s/ Stanley P. Gold
Stanley P. Gold

SHAMROCK ACTIVIST VALUE FUND GP, L.L.C.

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Stanley P. Gold
Name:	Stanley P. Gold
Title:	President

SHAMROCK PARTNERS ACTIVIST VALUE FUND, L.L.C.

By:	/s/ Stanley P. Gold
Name:	Stanley P. Gold
Title:	President